SCHEDULE 13G



                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      -------------------------------

                                SCHEDULE 13G
                               (RULE 13D-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13(d)-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13D-2(b)
                               (AMENDMENT 2)1

                       COMMUNITY HEALTH SYSTEMS, INC.
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                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
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                       (Title of Class of Securities)

                                203668 10 8
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                               (CUSIP Number)

                             SEPTEMBER 27, 2004
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          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     |_|   Rule 13d-1(b)
     |_|   Rule 13d-1(c)
     |X|   Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13G

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CUSIP NO.  203668 10 8                                  Page 2 of 7 Pages
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     1   NAME OF REPORTING PERSON
         /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-V, L.P.
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)    |_|
                                                                   (b)    |X|
            (SEE INSTRUCTIONS)
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     3   SEC USE ONLY

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     4   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
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                  5   SOLE VOTING POWER
     NUMBER OF
      SHARES             0
                 ------------------------------------------------------------
                  6   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            NONE
                 ------------------------------------------------------------
       EACH       7   SOLE DISPOSITIVE POWER
     REPORTING
      PERSON             0
                 ------------------------------------------------------------
                  8   SHARED DISPOSITIVE POWER
       WITH
                         NONE
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     9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
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    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                   [_]

         (SEE INSTRUCTIONS)
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    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            0
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    12   TYPE OF REPORTING PERSON

            PN
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

                               SCHEDULE 13G

-------------------------                               ---------------------
CUSIP NO.  203668 10 8                                  Page 3 of 7 Pages
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-----------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY
            MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.

-----------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)    |_|
                                                                   (b)    |X|
            (SEE INSTRUCTIONS)
-----------------------------------------------------------------------------
     3   SEC USE ONLY

-----------------------------------------------------------------------------
     4   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-----------------------------------------------------------------------------
                  5   SOLE VOTING POWER
     NUMBER OF
      SHARES             0
                 ------------------------------------------------------------
                  6   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            0
                 ------------------------------------------------------------
       EACH       7   SOLE DISPOSITIVE POWER
     REPORTING
      PERSON             0
                 ------------------------------------------------------------
                  8   SHARED DISPOSITIVE POWER
       WITH
                         0
-----------------------------------------------------------------------------
     9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0

-----------------------------------------------------------------------------
    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                   [_]

            (SEE INSTRUCTIONS)
-----------------------------------------------------------------------------
    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            0
-----------------------------------------------------------------------------
    12   TYPE OF REPORTING PERSON

            PN
-----------------------------------------------------------------------------

                               SCHEDULE 13G

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CUSIP NO.  203668 10 8                                  Page 4 of 7 Pages
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Item 1(a).  Name of Issuer:

            Community Health Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            155 Franklin Road, Suite 400
            Brentwood, Tennessee 37027

Item 2(a).  Name of Person Filing:

            This statement is filed by (i) Forstmann Little & Co. Equity Partnership-V, L.P. ("Equity-V") and (ii) Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P. ("MBO-VI").

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of each Reporting Person is:

            c/o Forstmann Little & Co.
            767 Fifth Avenue
            New York, NY 10153

Item 2(c).  Citizenship

            Equity-V and MBO-VI are each Delaware limited partnerships.

Item 2(d).  Title of Class Securities

            The Securities to which this statement relates are shares of Common Stock, par value $.01 per share, of the Issuer ("Common Stock").

Item 2(e).  CUSIP Number:

            The CUSIP Number for the Common Stock is 203668 10 8.

Item 3. If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            None of the options apply. This Schedule 13G is being filed pursuant to Rule 13d-1(d).

                               SCHEDULE 13G

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CUSIP NO.  203668 10 8                                  Page 5 of 7 Pages
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Item 4.     Ownership.


            (1)   Equity-V:

                  (a)   Amount Beneficially Owned:  None

                        On September 27, 2004, Equity-V, a Delaware limited partnership, which owned 13,495,294 shares of Common Stock, sold all of such shares at a price of $24.21 per share pursuant to a Registration Statement on Form S-3 (Reg. No. 333-117697) filed by the Issuer with the Securities and Exchange Commission. Equity-V now owns no shares of the Common Stock.

                  (b)   Percent of Class: 0%

                  (c)   Number of Shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote - None

                        (ii)  Shared power to vote or to direct the vote - None

                        (iii) Sole power to dispose or to direct the
                              disposition of - None

                        (iv) Shared power to dispose or to direct the disposition of - None

            (2)   MBO-VI

                  (a)   Amount Beneficially Owned:  None

                        On September 27, 2004, MBO-VI, a Delaware limited partnership, which owned 9,639,444 shares of Common Stock, sold all of such shares at a price of $24.21 per share pursuant to Registration Statement on Form S-3 (Reg. No. 333-117697) filed by the Issuer with the Securities and Exchange Commission. MBO-VI now owns no shares of the Common Stock.

                   (b)  Percent of Class: 0%

                   (c)  Number of Shares as to which such person has:

                        (i)   sole power to vote or to direct the vote - None

                        (ii)  shared power to vote or to direct the vote - None

                        (iii) sole power to dispose or to direct the
                              disposition of - None

                               SCHEDULE 13G

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CUSIP NO.  203668 10 8                                  Page 6 of 7 Pages
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                        (iv)  shared power to dispose or to direct the
                              disposition of - None.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five per cent of the class of
            securities, check the following:   |X|

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable

Item 9.     Notices of Dissolution of Group.

            Not applicable.

Item 10.    Certifications.

            Not applicable.

                               SCHEDULE 13G

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CUSIP NO.  203668 10 8                                  Page 7 of 7 Pages
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                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  October 4, 2004                  Forstmann Little & Co.
                                          Equity Partnership-V, L.P.

                                          By:   FLC XXX Partnership, L.P.
                                                General Partner

                                          By:   /s/ Winston W. Hutchins
                                                ----------------------------
                                                Winston W. Hutchins
                                                General Partner

 Dated:  October 4, 2004                  Forstmann Little & Co. Subordinated
                                          Debt and Equity Management
                                          Buyout Partnership-VI, L.P.

                                          By:   FLC XXIX Partnership, L.P.
                                                General Partner

                                          By:   /s/ Winston W. Hutchins
                                                ----------------------------
                                                Winston W. Hutchins
                                                General Partner